Teva-Handok Names Yoo Suk Hong as Chief Executive Officer

•	Yoo Suk Hong, previous Lilly Korea CEO, recruited as first CEO of Teva-Handok

•	Teva-Handok is scheduled to officially launch in September

Jerusalem and Seoul – April 8, 2013 – Teva-Handok today announced the appointment of Yoo Suk Hong as the first Chief Executive Officer of the business venture established between Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Handok Pharmaceuticals (KRX: 002390). This business venture was formed in February, 2013 and focuses on the Korean pharmaceutical market, currently valued at approximately USD 14 billion.

“As we prepare to officially launch Teva-Handok, we are very pleased to welcome Yoo Suk Hong as our CEO,” stated Prof. Itzhak Krinsky, Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific. “With his deep international experience coupled with his keen understanding of the Korean market, Yoo Suk will help us realize our goal of bringing high-quality and affordable medicines to patients in Korea.”

Handok Pharmaceutical’s Chairman and CEO Young Jin Kim stated, “CEO Yoo Suk Hong has had a variety of work experiences in both Lilly headquarter and Korea with remarkable achievements. I believe with his competencies developed through global leadership, he will help establish Teva Handok as a leader in the Korean market.”

Teva-Handok is expected to officially launch its first products in September 2013.

About Yoo Suk Hong
CEO Yoo Suk Hong graduated from Hankuk University of Foreign Studies and received an MBA from the Wharton School of Business, University of Pennsylvania . He worked as a financial analyst at Eli Lilly’s headquarters in the US starting in 1992 and returned to Korea in 1995 first in new product marketing and then as the head of marketing and sales. In 2003, Mr. Hong was appointed as the global marketing manager of an osteoporosis medication at Lilly’s US headquarters. He was appointed as the CEO of Lilly Korea in 2007 and then sent again to the headquarters in 2008 as the marketing strategy director of emerging markets covering areas such as Korea, China, India, Brazil and Russia.

About Teva-Handok
This business venture brings together Teva’s manufacturing expertise and portfolio of generic and innovative medicines and Handok’s sales and marketing, distribution, and regulatory affairs capabilities.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About HANDOK Pharmaceuticals
HANDOK, a leading innovation-driven pharmaceutical/healthcare company in Korea, develops, manufactures and distributes healthcare solutions to improve health and quality of life for all. Handok has a core business focus in diabetes, cardiovascular, oncology, human vaccines, medical devices, diagnostics and consumer health. Handok, founded in 1954, has grown as a joint venture with Hoechst/Aventis/Sanofi and has established strategic collaborations in several areas with multiple multinational pharmaceutical companies. For more information, please visit http://www.handok.co.kr

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